UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CAS Medical Systems, Inc.

(Name of Issuer)

Common Stock, $.004 par value

(Title of Class of Securities)

124769209

(CUSIP Number)

Joseph A. Bailey BMI Capital Corporation 570 Lexington Avenue New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2008

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ⁭X

____________________

CUSIP No. 124769209	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BMI Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER

		2,212,449
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,212,449
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.22%
14	TYPE OF REPORTING PERSON*

IA

CUSIP No. 124769209	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Fred Ehrman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

NUMBER OF		294,900
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON
WITH	10	SHARED DISPOSITIVE POWER

		2,212,449
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,212,449
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.22%
14	TYPE OF REPORTING PERSON*

IA, IN

CUSIP No. 124769209	13D	Page 4 of 8 Pages

Item 1. Security and Issuer.

This Schedule 13D (“Statement”) relates to the shares of common stock, par value $.004 per share (the “Common Stock”), of CAS Medical Systems, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 44 East Industrial Road, Branford, Connecticut 06405.

Item 2. Identity and Background.

(a), (b), (c) and (f). This Statement is filed jointly by BMI Capital Corporation (a Delaware corporation), in its capacity as an investment adviser managing discretionary accounts owned by numerous third-party clients (“BMI”) and Fred Ehrman, an employee and Portfolio Manager of BMI with authority to effect transactions in the Common Stock on behalf of BMI (“Mr. Ehrman” and together with BMI, the “Reporting Persons”). The business address of the Reporting Persons is 570 Lexington Avenue New York, New York 10022.

(d) and (e). During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The securities reported in this Statement as beneficially owned by the Reporting Persons are held of record by the clients of BMI, which include Mr. Ehrman and his family members.

All of the shares were paid for by cash assets in the respective client accounts.

Item 4. Purpose of Transaction.

The purchases of the Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

The securities reported in this Statement as beneficially owned by BMI are held of record by clients of BMI and were acquired on behalf of the clients. In the ordinary course of its business, BMI may acquire additional securities of the Issuer or dispose of securities of the Issuer.

Other than as set forth in this Item 4, the Reporting Person does not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of the Statement. The Reporting Person may, in the future, take such actions with respect to securities as the Reporting Person deems appropriate including, without limitation, purchasing additional Common Stock, selling Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

CUSIP No. 124769209	13D	Page 5 of 8 Pages

Item 5. Interest in Securities of the Issuer.

(a), (b) and (c). As of August 4, 2008, by virtue of investment advisory agreements with clients, the Reporting Persons may be deemed to be the beneficial owners (as that term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of 2,212,449 shares of Common Stock, constituting approximately 20.22% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 10,937,799 Common Shares outstanding as of April 30, 2008, as set forth in the Issuer’s most recent report on Form 10-Q for the period ended March 31, 2008, filed with the Securities and Exchange Commission on May 6, 2008), over which the Reporting Persons exercise shared dispositive power.

Included in the 2,202,549 shares of Common Stock described above are aggregate of 294,900 shares over which Mr. Ehrman has sole voting power. Such shares are held in accounts with BMI  of Mr. Ehrman, the Fred & Suzan Foundation, Mr. Ehrman’s IRA, and his wife.

  No transactions in the shares of Common Stock have been effected by the Reporting Persons during the last 60 days except the following transactions, each of which was made by the Reporting Persons in a broker’s transaction in the open market.

Date July 11, 2008	Number of Shares 5,550	Price Per Share $2.90
July 14, 2008	6,000	$2.79
July 15, 2008	19,700	$2.70
July 22, 2008	1,000	$2.70
July 29, 2008	8,900	$2.90

(d) and (e). Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The power of disposition with respect to the Common Stock owned by BMI’s clients are established in written investment advisory agreements between the clients of BMI and BMI, which are entered into in normal and usual course of BMI’s business as a investment advisor and which are generally applicable to all securities purchased for the benefit of each account. Except as otherwise provided in this Item 6 and in the Joint Filing Agreement attached as Exhibit 1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement, dated August 4, 2008, between BMI Capital Corporation and Fred Ehrman

CUSIP No. 124769209	13D	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 4, 2008

BMI Capital Corporation

/s/ Laurie Skolnick
By: Laurie Skolnick, Vice President

/s/ Fred Ehrman
Fred Ehrman